EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2014

30 Cents Per ADS Payable on July 08, 2015

TAINAN, Taiwan, May 11, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today declared a cash dividend of 30 cents per ADS, equivalent to 15 cents per ordinary share, for the year of 2014.

The cash dividend will be payable on July 08, 2015 to all the shareholders of record as of June 26, 2015. The ADS book will be closed for issuance and cancellation from June 19, 2015 to June 26, 2015. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year's financial performance.

"Since our IPO in 2006, we have remained committed to a dividend policy," began Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. "As we achieved revenue and earnings growth for the third year in a row, we are pleased to increase Himax's dividend from 27 cents per ADS in 2014 to 30 cents per ADS in 2015. The payout ratio and yield of our dividend is compared to those of other dividend paying companies in our sector which we work to maintain our high competitive standards. The high payout ratio demonstrates our continued support of our shareholder base and confidence in long-term strategy and growth opportunities."

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,700 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,575 patents granted and 738 patents pending approval worldwide as of March 31, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22513
         Fax: 886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations- US Representative
         Adam Holdsworth, Managing Director
         PCG Advisory Group, LLC
         Tel: +1-646-862-4607
         Email: adamh@pcgadvisory.com
         www.pcgadvisory.com